

June 29, 2012

Via E-mail
Mr. Bradley S. Forsyth
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

  RE: Willis Lease Finance Corporation
    Form 10-K for the Year Ended December 31, 2011
    Filed March 13, 2012
    Form 10-Q for the Period Ended March 31, 2012
    Filed May 7, 2012
    File No. 1-15369

Dear Mr. Forsyth:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results….., page 26

Liquidity and Capital Resources, page 32

General

2. Since your foreign operations appear to be significant, please disclose the following:
    - The amount of cash and cash equivalents, including restricted cash held by foreign subsidiaries as compared to your total amount of cash and cash equivalents, including restricted cash as of year-end; and
    - You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true.

    Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

3. On page 34, you disclose that virtually all of your debt agreements require compliance with covenants, including debt/equity ratios, minimum tangible net worth, and interest coverage ratios and other eligibility criteria. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Financial Statements

Consolidated Statements of Cash Flows, page 50

4. On page 54, you indicate that under WEST, cash is collected in a restricted account, which is used to service the debt and any remaining amounts, after debt service and defined expenses, are distributed to you. Additional, maintenance reserves payments and lease security deposits are accumulated in restricted accounts and are not available for general use. You also indicate that security deposits are held until the end of the lease, at which time provided return conditions have been met, the deposit will be returned to the lessee. On page 52, you also disclose that use fees that are reimbursable are included in maintenance reserve liability until they are reimbursed to the lessee or the lease terminates. On your statements of cash flows, you show the changes in your restricted cash, maintenance reserves, and security deposits within cash flows from operations. Given that your restricted cash is used to service debt and your maintenance reserves and security deposits are related to amounts owed to your lessees, please address the appropriateness of including the change in each of these balances within your cash flows from operations. With reference to the authoritative

literature you relied on, please provide support for such classification. Please provide for us the cash inflows and outflows related to each of these items, including but not limited to maintenance reserves and security deposits you receive from your customers as well as your reimbursement of such amounts, for each period presented.

(1) Organization and Summary of Significant Accounting Policies, page 51

(f) Maintenance and Repair Costs, page 53

5. You disclose that major overhaul paid by you, which improve functionality or extend original useful life, are capitalized and depreciated over the estimated useful life of the equipment. Please tell us and disclose what consideration you gave to FASB ASC 908-360-35-4 through 6 in accounting for these costs as well as the specific method you use to account for any planned major maintenance activities. To the extent necessary, please also tell us how you account for planned major maintenance activities of aircraft that are off-lease. Please disclose your accounting policy for these maintenance activities.

(2) Equipment Held for Lease, page 58

6. We have the following comments regarding your classification of your leases.
   - Please tell us whether your leases contain default covenants related to nonperformance. If so, please confirm all the conditions set forth in ASC 840-10-25-14 exist. Otherwise, confirm that you included the maximum amount that the lessee could be required to pay under the default covenant in your minimum lease payments for purposes of applying ASC 840-10-25-1(d).
   - Please tell us whether your leases contain material adverse change clauses. If so, how is this determined and what potential remedies are available to you as the lessor?
   - Please tell us if your leases contain cross-default provisions. If so, how have you considered the potential impact of these provisions on your lease classification?
   - Please tell us if your leases include subjective default provisions. If so, is there any cap on potential remedies that would impact your lease classification?

   Refer to ASC 840-10-25-41 through 69.

Note (4) Investments, page 60

7. Please tell us the carrying value of the initial lease portfolio transferred to WMES. Please tell us the consideration received for the transferred assets and how you determined the $7.2 million gain. Please tell us the authoritative literature you used to support your accounting.

8. We note that you have included the $3.6 million gain recognized on the transfer of the initial lease portfolio to WMES within the gain on sales of leased equipment revenue line item. Given the nature of the transaction that gave rise to the gain, please tell us what consideration you gave to recording this gain with your earnings for joint ventures rather than as revenue.

Note (5) Notes Payable, page 62

9. In light of the restrictions associated with WEST, please provide the all the disclosures required by Rule 4-08(e) or tell us why such disclosure is not required.

Form 10-Q for the Period Ended March 31, 2012

General

10. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief